Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 10/09/2020 11:06 AM
Original ID: 2020-000896864
Amendment ID: 2020-003034346

Profit Corporation
Articles of Amendment

1. Corporation name:

Oxford Hounds, Inc

2. Article number(s) V is amended as follows:

**Article number(s) is not your filing ID number.* *Example: 2000-000123456*

The number, par value, and class of shares the corporation will have the authority to issue are:

Number of Common Shares: 15,000,000
Common Par Value: $0.0010

Number of Preferred Shares: 3,000,000
Preferred Par Value: $0.0010

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on 09/21/2020
(Date – mm/dd/yyyy)

Received
OCT - 2 2020
Secretary of State
Wyoming

5. Approval of the amendment: *(Please check __only one__ appropriate field to indicate the party approving the amendment.)*

☐ **__Shares were *not* issued__** and the board of directors or incorporators have adopted the amendment.

__OR__

☐ **__Shares were issued__** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

__OR__

☑ **__Shares were issued__** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: ______________________ **Date:** 09/21/2020

(May be executed by Chairman of Board, President or another of its officers.) *(mm/dd/yyyy)*

Print Name: James Tulin

Contact Person: Shawn White

Title: President

Daytime Phone Number: 480-816-9985

Email: swhite@sternfelslaw.com

(Email provided will receive annual report reminders and filing evidence.)
**May list multiple email addresses*

__Checklist__

- ☑ ***Filing Fee: $50.00*** Make check or money order payable to Wyoming Secretary of State.
- ☑ Please submit one **originally signed** document.
- ☑ **Typical processing time is 3-5 business days** following the date of receipt in our office.
- ☑ *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article.
- ☑ Please review form prior to submitting to the Secretary of State to ensure all areas have been completed to avoid a delay in the processing time of your documents.

RECEIPT

Secretary of State
Herschler Bldg East, Ste.100 & 101
Cheyenne, WY 82002-0020

RECEIPT INFORMATION

STERNFELS & WHITE PLLC
16803 E PALISADES BLVD
FOUNTAIN HILLS, AZ 85268

Receipt #: **002009014**
Receipt Date: **10/09/2020**
Processed By: **Kit Nelson**

DO NOT PAY!
This is not a bill.

Description of Charges	Reference	Quantity	Unit Price	Total
Common Amendment - Profit Corporation - Domestic	2020-003034346	1	$50.00	$50.00

TOTAL CHARGES PAID $50.00

Description of Payment	Reference	Amount
Payment-Check / Money Order	3437	$50.00

TOTAL PAYMENT $50.00

In Reference To:
Oxford Hounds Inc (2020-000896864); Amendment ID: 2020-003034346

PAD or Billing Questions?
(307) 777-5343
SOSAdminServices@wyo.gov